EXHIBIT 12
HAYES LEMMERZ INTERNATIONAL, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Millions of dollars except ratios)

	Year Ended	Year Ended				4 Months	Year ended		Year ended
	January 31,	January 31,		8 Months Ended		Ended	January 31,		January 31,
	2006	2005		January 31, 2004		May 31, 2003	2003		2002
Earnings:
Earnings (loss) before taxes on income, minority interest, cumulative effect of change in accounting principle and extraordinary gain	$(462.1)	$(37.7)		$(30.5)		$28.2	$(73.0)		$(375.1)
Interest expense:
Bank borrowings and long-term debt	65.9	43.6		40.7		21.6	72.7		175.2
New Preferred Stock dividends	0.8	0.8		0.5		—	—		—
Rentals (1)	5.6	6.2		4.5		0.3	9.4		10.3

Earnings (loss) before interest expense, New Preferred Stock dividends, taxes on income, minority interest, cumulative effect of change in accounting principle and extraordinary gain	$(389.8)	$12.9		$15.2		$50.1	$9.1		$(189.6)

Fixed charges:
Bank borrowings and long-term debt	$65.9	$43.6		$40.7		$21.6	$72.7		$175.2
New Preferred Stock dividends	0.8	0.8		0.5		—	—		—
Rentals (1)	5.6	6.2		4.5		0.3	9.4		10.3

Total fixed charges	$72.3	$50.6		$45.7		$21.9	$82.1		$185.5

Ratio of earnings (loss) to fixed charges	N/A (2)	N/A	(2)	N/A	(2)	2.29	N/A	(2)	N/A (2)

Coverage deficiency on fixed charges	$462.1	$37.7		$30.5		N/A	$73.0		$375.1

(1)	Estimated interest component of rent expense.

(2)	Earnings are inadequate to cover fixed charges.